Exhibit 3.39

State of Delaware Secretary of State Division of Corporations Delivered 12:44 PM 08/02/2007 FILED 12:40 PM 08/02/2007 SRV 070883541 - 4400887 FILE

CERTIFICATE OF FORMATION

OF

EXOPACK ADVANCED COATINGS, LLC

This Certificate of Formation of Exopack Advanced Coatings, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

FIRST: The name of the Company is: Exopack Advanced Coatings, LLC.

SECOND: The address of the registered office of the Company in Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 and its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, being the individual forming the Company, has executed, signed and acknowledged this Certificate of Formation this 2nd day of August, 2007.

/S/ LISA J. FALENSKI
Lisa J. Falenski Authorized Person